EXHIBIT 99.1
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N E W S   R E L E A S E
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                          [LOGO - VIKING ENERGY TRUST]

NEWS RELEASE
SEPTEMBER 27, 2005

       VIKING ENERGY ROYALTY TRUST ANNOUNCES $0.12 MONTHLY DISTRIBUTION
        FOR THE FOURTH QUARTER AND UPDATES ITS 2005 FINANCIAL OUTLOOK
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CALGARY, SEPTEMBER 27, 2005 - (VKR.UN) Viking Energy Royalty Trust ("Viking")
announces that it has declared cash distributions of $0.12 per trust unit for each of the months of October, November and December 2005 payable to Unitholders as follows:

RECORD DATE                  DISTRIBUTION DATE          EX-DISTRIBUTION DATE      DISTRIBUTION PER UNIT
-----------                  -----------------          --------------------      ---------------------
October 24, 2005             November 15, 2005          October 20, 2005                  $0.12
November 22, 2005            December 15, 2005          November 18, 2005                 $0.12
December 31, 2005            January 16, 2006           December 28, 2005                 $0.12

"This 50% increase in our monthly cash distributions is reflective of current strong commodity prices as well as the impact of the quality of assets acquired by Viking during the first six months of 2005," says John Zahary, Viking's President and CEO. "Further, I am confident in our ability to provide the operational performance required to sustain this level of distributions with continued strength in commodity prices."

REVISED FINANCIAL OUTLOOK FOR 2005
In light of the anticipated continued strength in commodity prices, Viking expects its fourth quarter cash flow from operations to be at least $10 million higher than previous guidance with production averaging approximately 27,500 boe/d and operating costs of about $8.00 per boe during the last quarter of 2005. With this increase in the fourth quarter distributions, Viking's payout ratio for the fourth quarter is expected to be approximately 60% of cash flow from operations while its payout ratio for 2005 now expected to be about 70% of cash flow from operations which is at the low end of its distribution policy guidance of 70% to 90% of cash flow from operations. Viking's internal corporate reorganization in May 2005 has substantially improved its internal income tax effectiveness such that the recent rise in commodity prices is not expected to result in a change in its 2005 corporate income tax liability and now expects the tax status of its 2005 distributions to unitholders to be fully taxable for Canadian income tax purposes.

ADVISORY ON FORWARD-LOOKING INFORMATION
Certain information set forth in this press release, including management's assessment of its future plans and operations, contains forward-looking statements that involve risks and uncertainties. Such risks and uncertainties include, but are not limited to, risks associated with conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources and such other risks and uncertainties described from time to time in Viking's regulatory reports and filings made with securities regulators.

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Forward-looking statements in this press release include, but are not limited to, production volumes, operating costs, commodity prices, administrative costs, commodity price risk management activity, acquisitions and dispositions, capital spending, distributions, access to credit facilities, capital taxes, income taxes and regulatory changes. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward looking statements. Forward looking statements often contain terms such as "may", "will", "should", "anticipates", "expects", and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information although considered reasonable by Viking's management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Viking assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Viking Energy Royalty Trust is an open-end investment trust that generates income from long life oil and natural gas producing properties in Alberta and Saskatchewan. The beneficiaries of Viking are the holders of its Trust Units who receive monthly distributions of the cash flow from the income. Viking currently has 173,096,930 Units outstanding which trade on the Toronto Stock Exchange (the "TSX") under the symbol "VKR.UN". Also listed on the TSX are $72.9 million of principal amount of Viking's 10.5% convertible unsecured subordinated debentures which trade under the symbol "VKR.DB". Currently, Viking estimates the foreign ownership of its Trust Units to be approximately 25%.

For further information contact:

                                                  Viking Energy Royalty Trust
John Zahary, President and CEO                    Suite 400, 330-5th Avenue S.W.
         or                                       Calgary, Alberta  T2P 0L4
Robert Fotheringham, VP Finance and CFO
         or                                       Ph:  (403) 268-3175
Diane Phillips, Investor Relations                Toll Free:  1-877-292-2527
                                                  Email: vikingin@viking-roy.com



To find out more about Viking Energy Royalty Trust visit our website at www.vikingenergy.com